BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006
Damian P. Reitemeyer                   Mailing
Address:
Vice President                         P.O. Box 318
Telephone: 212-250-4599                Church Street
Station
                                       New York, NY
                                       10008 February
                                       14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Fort Howard Corporation
Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation. Please acknowledge your receipt of the
Schedule 13G filing submission through the EDGAR-Link
System software, by EMail confirmation.

                                        Sincerely,

                                 /s/ Damian P.

Reitemeyer Enclosures

































            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549




                          SCHEDULE
                   13G Under the Securities
                  Exchange Act of 1934
                   (Amendment No.  )*

                    Fort Howard Corporation
          ___________________________________

                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          ___________________________________

                         TITLE OF CLASS OF
                         SECURITIES 347461105
          ___________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
     Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


           (Continued on following page(s))

                   Page 1 of 7 Pages

CUSIP No. 347461105                     Page 2 of 7
Pages
1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Bankers Trust New York Corporation and its wholly owned subsidiary, Bankers Trust Company, as investment manager 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

 NUMBER OF     5. SOLE VOTING POWER

  SHARES           Bankers Trust New York
                     Corporation 1,625,000 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY           Bankers Trust New York
                     Corporation 0 shares

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING           Bankers Trust New York
                     Corporation           1,625,000 shares

 PERSON        8. SHARED DISPOSITIVE POWER
  WITH              Bankers Trust Company      9,000 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
                         1,634,000 shares
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)

EXCLUDES CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    2.6%

CUSIP No. 347461105                    Page 3 of 7
Pages




12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK

CUSIP No. 347461105                     Page 4 of 7
Pages


Item 1(a)    NAME OF ISSUER:

             Fort Howard Corporation (the Company)

Item 1(b)    ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

             1919 South Broadway
             Green Bay, Wisconsin  54304

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, and
its wholly-owned subsidiary, Bankers Trust
Company, as investment manager.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             280 Park Avenue
              New York, New York  10017

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation
and Bankers Trust Company are both corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d)    TITLE OF CLASS OF
SECURITIES:

             This statement relates to the Company
s Common Stock $.01 par value per share.
Item 2(e)    CUSIP NUMBER:
             347461105
CUSIP No. 347461105                  Page 5 of 7 Pages


Item 3       THE PERSON FILING IS A:


               Not applicable
Item 4       OWNERSHIP:
       The  Company,  Bankers  Trust New  York
Corporation, certain  other  investors and certain
management  investors (each, a Holder) have entered into
a stockholders agreement (as  amended,  the Stockholders
Agreement),  which  contains certain restrictions with
respect to the transferability  of Common Stock   by
certain  parties  thereunder,   certain registration
rights granted by the Company with respect to such shares and certain arrangements with respect to the nomination of designees to the Board of Directors.

       Pursuant  to the terms of the Stockholders
Agreement, in  the  event  that  one or more Holders
(other  than  the management investors) (each, a
Controlling Shareholder) sell a  majority  of  the
shares of Common Stock subject  to  the Stockholders
Agreement to  a third  party,  certain  other Holders
have the right to elect to sell on the  same  terms the
same percentage of such other Holder s shares  to  the
third party as the Controlling Shareholder is selling of
its shares     of  Common  Stock.  In addition,  if  a
Controlling Shareholder sells all of its shares of Common Stock to a third party, the Controlling
Stockholder has the right to require that certain remaining Holders sell all of their shares to the third party on the same terms.

       Bankers Trust New York Corporation and Bankers
Trust Company, for themselves and with respect to the Holders referred to above, disclaim that they are part of a group. Pursuant to Rule 13d-4 under the Act, Bankers Trust New York Corporation and Bankers Trust
Company disclaim beneficial ownership, for purposes of Sections 13(d) or 13(g) of the Act, of the 9,000 shares of the Company s Common Stock over which Bankers
Trust Company is listed herein as having shared dispositive power.


      (a)  Amount Beneficially Owned:

        (i)    Bankers Trust New York
                 Corporation          1,634,000 shares
               Bankers Trust Company      9,000 shares
CUSIP No. 347461105                     Page 6 of 7 Pages
             (b)  Percent of Class :
             Bankers Trust New York Corporation  2.6%
             Bankers Trust Company   less than  1.0%


               (c)  Number of shares as to which the
                    following have (1) :
            (i)  sole power to vote or to direct the
                   vote -
                 Bankers Trust New York
                     Corporation     1,625,000 shares

            (ii)  shared power to vote or to
           direct the vote -
                      0 shares

           (iii) sole power to dispose or to
                direct the disposition of -
                 Bankers Trust New York
                     Corporation       1,625,000 shares

         (iv) shared power to dispose or to direct
                  the disposition of -
               Bankers Trust Company    9,000 shares


(1) Based on the 63,370,794 shares of Common Stock outstanding as of December 31, 1995.

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:

             [ ]

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF ANOTHER PERSON:

A person for whom Bankers Trust Company acts as investment manager has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 9,000 of the shares of Common Stock reported herein.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibit A.

Item 8       IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

             See Exhibit B.

CUSIP No. 347461105             Page 7 of 7 Pages

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable

Item 10      CERTIFICATION:

             Not Applicable




SIGNATURE:

          After reasonable inquiry and to the best

of my knowledge and belief, I certify that the

information set forth in this statement is true,

complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation









By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company, as
investment manager.


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


                        Exhibit A


      Bankers Trust Company is a wholly owned subsidiary of Bankers Trust New York Corporation.


                        Exhibit B


               Bankers Trust New York Corporation
               The Morgan Stanley Leveraged Equity Fund
                  II, L.P.
               Fort Howard Equity Investors, L.P.
               Fort Howard Equity Investors II, L.P.
               Morgan Stanley Group Inc.
               First Plaza Group Trust
               AT&T Master Pension Trust
               DPW Fort Howard Partners
               Paul J. Schierl
              Paul J. Schierl Trust
               Dr. David A. Cofrin


     Bankers Trust New York
Corporation and Bankers Trust Company,
for themselves and with respect to the
other parties listed in this Exhibit
B, disclaim that
they are part of a group.